

New York Stock Exchange
11 Wall Street
New York, NY  10005

December 20, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
5.125% Series G Cumulative Preferred Shares of THE GABELLI MULTIMEDIA TRUST
INC., under the Exchange Act of 1934.

Sincerely,